Table of Contents
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
__________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _________

Commission file number 0-23246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Daktronics, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006

DAKTRONICS, INC. 401(k) PLAN
FORM 11-K
For the Plan Years Ended April 30, 2024 and 2023

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

Statements of Net Assets Available for Benefits as of April 30, 2024 and 2023	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended April 30, 2024	5
Notes to the Financial Statements	6-9

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500
Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of April 30, 2024	10

SIGNATURES	11

EXHIBIT INDEX
23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Daktronics, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Daktronics, Inc. 401(k) Plan (the "Plan") as of April 30, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended April 30, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2024 and 2023, and the changes in net assets available for benefits for the year ended April 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of April 30, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
September 19, 2024

We have served as the auditor of the Plan since 2017.

DAKTRONICS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
APRIL 30, 2024 AND 2023

	Year Ended
	April 30, 2024	April 30, 2023
Assets
Participant directed investments at fair value	$232,427,740	$186,589,068

Receivables:
Notes receivable from participants	2,294,637	2,002,286
Employer contributions	754,597	697,901
	3,049,234	2,700,187
Total assets	235,476,974	189,289,255

Liabilities
Excess contributions payable	150,396	35,396
Total liabilities	150,396	35,396

Net assets available for benefits	$235,326,578	$189,253,859

See notes to financial statements.

DAKTRONICS, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED APRIL 30, 2024

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$40,250,485
Other income	8,285
Dividends	2,614,229
42,872,999

Interest income on notes receivable from participants	120,971

Contributions:
Participants	10,169,316
Employer	3,192,067
Rollover	1,317,206
14,678,589
Total additions	57,672,559

DEDUCTIONS:
Benefits paid to participants	11,347,513
Administrative expenses	252,327
Total deductions	11,599,840
Increase in net assets	46,072,719

Net assets available for benefits:
Beginning of year	189,253,859
End of year	$235,326,578

See notes to financial statements

DAKTRONICS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Daktronics, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan providing benefits for substantially all United States based employees of both Daktronics, Inc. (the "Plan Sponsor") and its subsidiaries (collectively referred to as the “Company”) if such employees have attained 21 years of age and completed applicable service requirements. The service requirements are thirty days in the case of both participant and employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is an employee stock ownership plan under the Internal Revenue Code of 1986 (the "Code"). The employee stock ownership plan provisions are specific to the investments in the Daktronics, Inc. common stock fund. This provides for, among other things, the right to vote shares of Daktronics, Inc. common stock, the right to elect dividends related to Daktronics, Inc. common stock to be passed through and distributed to participants, and the right to receive certain distributions in the form of Daktronics, Inc. common stock.

Effective May 21, 2021, Principal Trust Company serves as the trustee of the Plan.

Administration: The Company has appointed an Administrative Committee to manage the day-to-day operation and administration of the Plan and an Investment Committee to select and monitor the investments of the Plan.

Participant contributions: Participants may elect to have the Company contribute a percentage of their eligible compensation, subject to Internal Revenue Code ("IRC") limits. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in compensation. Contributions withheld are invested in accordance with the participant’s direction. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, subject to IRC limits.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employee contributions are recorded when withheld through payroll deductions.

Employer contributions: For fiscal 2024, the Company matched 50 percent of the first six percent of the employee’s eligible pay. Matching contributions are invested in accordance with the participant's direction.

Employer contributions are recorded when determined to be earned.

Participant accounts: Each participant’s account is credited with the participant’s voluntary directed contributions, the Company's matching contributions, and actual earnings of the investment funds, reduced by actual losses of the investment funds, participant withdrawals and an allocation of administrative expenses. Allocations of administrative expenses are based on participants' account balances, as defined in the Plan’s provisions. The participant is entitled to the participant's vested account balance.

Vesting: Participants are immediately vested in their voluntary contributions, including rollover contributions from other qualified plans, plus actual earnings thereon. Company match contributions are vested according to the number of years of continuous service. Matching contributions vest at the rate of 20 percent per year and become fully vested after five years of credited service. Employees hired as a result of an acquisition by the Company or its subsidiaries and are eligible to participate in the plan are generally entitled to an appropriate service credit for the length of employment with their former employer for purposes of determining eligibility, vesting, and contribution allocations for the Plan.

Payment of benefits: Distributions of a participant’s vested account balance are made upon request and as soon as administratively possible following his or her retirement, total disability, death or termination of employment. The amount of distribution under the Plan is equal to the participant’s vested account balance. If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary is reduced by the outstanding balance of the loan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS"), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. Benefits are recorded when paid. There were no participants who elected to withdraw from the Plan and were not paid as of April 30, 2024 or 2023.

Investment fund information: Participants may individually direct employee contributions into various mutual funds, common collective trusts, money market mutual funds and Daktronics, Inc. common stock. Participants may change their investment options daily.

Notes receivable from participants: Participants may borrow from their accounts up to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are transfers between the investment funds and the participant notes fund. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a commercially reasonable rate of interest, which the Company has determined to be the prime rate as determined by the Plan’s Trustee. Changes in the prime rate are implemented by the Trustee when it is reasonably administratively feasible to do so. Principal and interest are paid ratably no less than biweekly through payroll deductions. Loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participant loans is recorded when it is earned. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. As of April 30, 2024, participant loans have maturities through February 24, 2034 at interest rates ranging from 3.3% to 8.5%.

Excess contributions refundable: At April 30, 2024 and 2023, $150,396 and $35,396, respectively, were recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the IRS.

Forfeited accounts: During the years ended April 30, 2024 and 2023, respectively, forfeitures of the non-vested account balances of terminated participants of $48,227 and $23,020 were used to reduce employer contributions. Unallocated forfeiture balances as of April 30, 2024 and 2023 were $9,068 and $10,914.

Administrative expenses: Administrative expenses, consisting of investment management service fees, legal fees, and audit fees, are paid by the Plan and are netted against investment returns.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis, in conformity with accounting principles generally accepted in the United States of America ("GAAP") .

Use of estimates: The preparation of financial statements in conformity with GAAP requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment valuation and income recognition: The investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in common collective trusts, which are valued based on the net asset value as determined by using estimated fair value of the underlying assets held in the fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year.

New Accounting Pronouncements: There were no accounting pronouncements adopted in fiscal 2024 that had a significant impact on the Financial Statements or Notes to Financial Statements in this Form 11-K.

NOTE 3. FAIR VALUE MEASUREMENT

ASC 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within ASC 820 distinguishes between the following three levels of inputs which may be utilized when measuring fair value.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included within Level 1 for the assets or liabilities, either directly or indirectly (for example, quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets or liabilities in markets not considered to be active, inputs other than quoted prices that are observable for the asset or liability, or market-corroborated input).

Level 3 – Unobservable inputs supported by little or no market activity based on our own assumptions used to measure assets and liabilities.

The following tables present the Plan’s assets valued at fair value as of April 30, 2024 and 2023 by level within the fair value hierarchy. There have been no transfers of assets or liabilities among the fair value hierarchies presented.

	Assets at Fair Value as of April 30, 2024
	Level 1	Level 2	Level 3	Total
Daktronics, Inc.* common stock	$20,053,408	$—	$—	$20,053,408
Mutual funds:
Equity	118,400,972	—	—	118,400,972
Fixed income	6,471,064	—	—	6,471,064
Balanced	63,999,581	—	—	63,999,581
	$208,925,025	$—	$—	$208,925,025
Investments measured at Net Asset Value (NAV)**:
Common collective trusts*:
Principal Stable Value Z Fund*				9,121,101
Principal/Blackrock S&P 500 Index CIT N Fund*				14,381,614
Total Investments at Fair Value				$232,427,740

	Assets at Fair Value as of April 30, 2023
	Level 1	Level 2	Level 3	Total
Daktronics, Inc.* common stock	$11,988,831	$—	$—	$11,988,831
Mutual funds:
Equity	99,447,402	—	—	99,447,402
Fixed income	5,762,162	—	—	5,762,162
Balanced	50,484,664	—	—	50,484,664
	$167,683,060	$—	$—	$167,683,060
Investments measured at Net Asset Value (NAV)**:
Common collective trusts*:
Wells Fargo Stable Return Fund*				7,739,012
Wells Fargo/BlackRock S&P 500 Index*				11,166,996
Total Investments at Fair Value				$186,589,068

*Indicates a party-in-interest to the Plan.

**Certain investments that are measured at fair value using the net asset per share as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statement of Net Assets Available for Benefits.

Classification within the hierarchy is based upon the lowest level input that is significant to the fair value measurement of the asset. For instruments classified in Levels 1 and 2 where inputs are primarily based upon observable market data, there is less judgment applied in arriving at the fair value. For instruments classified in Level 3, management judgment is more significant due to the lack of observable market data.

The Plan periodically reviews and updates the fair value hierarchy classifications. Changes related to the observability of inputs in fair value measurements may result in a reclassification between the fair value hierarchy levels.

The following is a description of the valuation techniques and inputs used for each major class of investment measured at fair value by the Plan:

Daktronics, Inc. common stock: The fair values are the quoted market prices of the active market on which the individual securities are traded.

Mutual funds: The fair value of mutual fund investments are based upon the closing net asset value per share of the mutual fund on the day of the valuation as reflected on the active market on which the individual funds are traded.

Common collective trusts: The Plan's investment options for common collective trusts include the Principal Stable Value Z Fund and the Principal/Blackrock S&P 500 Index CIT N Fund.

The Principal Stable Value Z Fund, held in a collective trust fund, invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. The objective of the stable value fund is to provide preservation of capital and relatively stable returns regardless of the volatility of the financial markets. The investments are valued using NAV as a practical expedient to estimate fair value where NAV is based on the value of the underlying investment assets owned by the fund, minus its liabilities. This practical expedient is not used when it is determined to be probable that the account will sell the investment for an amount different than the reported

NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are currently no redemption restrictions or unfunded commitments on these investments. This fund is formerly known as the Wells Fargo Stable Return Fund.

Investment in participation units of the Principal/BlackRock S&P 500 Index CIT N Fund is presented at fair value, which is determined to be the net asset value of the collective trust fund reported by the fund managers and based on recent transaction prices. The net asset value is used as a practical expedient to estimate fair value. The Principal/BlackRock S&P 500 Index CIT N Fund is an index fund that invests in the equity securities of companies that compose the Index and pursues its objective through investment in one or more underlying collective investment funds maintained by BlackRock Institutional Trust Company, N.A. The Principal/BlackRock S&P 500 Index CIT N Fund provides for daily redemptions by participants at reported net asset value per unit, with no advance notice requirements. This fund is formerly known as the Wells Fargo/Blackrock S&P 500 Index Fund.

NOTE 4. PLAN TERMINATION

The Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Plan Sponsor has not expressed any intent to terminate the Plan. If the Plan is terminated, participants will become 100 percent vested in their accounts.

NOTE 5. FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated May 8, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to April 30, 2021.

NOTE 6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Daktronics, Inc. common stock is included in investment accounts and represents approximately 8.5 percent and 6.3 percent of the net assets available for benefits at April 30, 2024 and 2023, respectively. Fluctuations in the price of Daktronics, Inc. common stock may continue to materially affect the participants’ account balances and the net assets available for benefits as a whole.

NOTE 7. RELATED PARTY TRANSACTIONS AND EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in common/collective trusts that are administered or managed by Principal Financial Group., the Plan’s trustee. In addition, the Plan allows for loans to participants and investment in the common stock of Daktronics, Inc. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. As of April 30, 2024 and 2023, the Plan owned 2,122,054 and 2,492,480 shares of common stock of Daktronics, Inc., respectively.

During the years ended April 30, 2024 and 2023, purchases of shares by the Plan totaled $671,564 and $1,055,139, respectively, and sales of shares by the Plan totaled $3,930,146 and $845,784, respectively.

NOTE 8. SUBSEQUENT EVENTS

The Plan has evaluated events that occurred subsequent to April 30, 2024 through September 19, 2024, the date the financial statements were filed with the Securities and Exchange Commission. Based on this evaluation, the Plan has determined none of the events were required to be recognized or disclosed in the financial statements.

DAKTRONICS, INC. 401(k) PLAN
EIN-46-0306862 PLAN 002
SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 30, 2024

Identity of Issue, Borrower,
Lessor, or Similar Party	Shares	Current Value (2)
Common Stock:
Daktronics, Inc. common stock (1)	2,122,054	$20,053,408
Common Collective Trusts:
Principal Stable Value Z Fund (1)	365,070	9,121,101
Principal/BlackRock S&P 500 Index CIT N Fund (1)	62,417	14,381,614
		23,502,715
Mutual Funds:
American Funds EuroPacific	208,281	11,911,602
John Hancock Disciplined Value Fund	150,733	3,593,468
John Hancock Disciplined Value Mid Cap Fund	365,163	10,315,868
JP Morgan Large Cap Growth -R6	510,302	35,613,998
T Rowe Price Mid-Cap Growth Fund	151,199	15,444,946
T Rowe Price Small Capitalization Fund	218,608	12,482,492
Investment Company of America - R6 (Large cap fund)	349,762	18,750,719
Vanguard Mid Cap Index-ADM	16,920	4,987,817
Vanguard Small Cap Index FD-ADM	38,768	3,969,103
Vanguard Total Int ST IDX-AD	42,079	1,330,959
Pimco Total Return Fund (Bond fund)	606,606	5,040,899
Vanguard Total BD MKT INDX-ADM	153,947	1,430,165
Vanguard Balances Index FD-I	332,503	14,962,649
Vanguard Target Retirement Inc	32,724	423,450
Vanguard Target Retirement 2020	46,093	1,243,117
Vanguard Target Retirement 2025	254,897	4,730,890
Vanguard Target Retirement 2030	172,179	6,196,733
Vanguard Target Retirement 2035	180,968	4,080,837
Vanguard Target Retirement 2040	147,466	5,935,490
Vanguard Target Retirement 2045	283,074	7,767,542
Vanguard Target Retirement 2050	180,122	8,263,992
Vanguard Target Retirement 2055	137,320	7,029,419
Vanguard Target Retirement 2060	62,489	2,947,583
Vanguard Target Retirement 2065	8,745	270,382
Vanguard Target Retirement 2070	6,028	147,497
		188,871,617
Participant loans (with interest rates ranging from 3.3% to 8.5%, maturing through February 2034)(1)		2,294,637
		$234,722,377

(1) Indicates a party-in-interest to the Plan.
(2) Cost information is not required for participant-directed investments and therefore is not included.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DAKTRONICS, INC. 401(k) PLAN

/s/ Sheila M. Anderson
Sheila M. Anderson
Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer of Daktronics, Inc.)

September 19, 2024